Filed by Kalera Public Limited Company
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Agrico Acquisition Corp.
Commission File No. 333-264422
Commission File No. 001-40586
Kalera provides updates on the Luxembourg and SPAC mergers, including the filing of a US registration statement
Orlando, FL April 22, 2022 – Reference is made to the previous stock exchange announcements made by Kalera AS ("Kalera" or the "Company") (Euronext Growth Oslo: KAL, Bloomberg: KSLLF) regarding the merger with its wholly-owned Luxembourg subsidiary Kalera S.A. (the "Lux Merger"), as well as its proposed merger with Agrico Acquisition Corp (“Agrico”).
Completion of the Lux Merger is inter alia conditional on the Oslo Stock Exchange admitting the shares of Kalera S.A. to trading on Euronext Growth Oslo (the "Admission"). To effect the Admission, Kalera S.A. today submitted an introductory report to the Oslo Stock Exchange, and has requested to have its shares admitted to trading on Euronext Growth Oslo as soon as practical following the effectiveness of the Lux Merger. The effectiveness of the Lux Merger is expected to occur in the second half of May 2022.
The Lux Merger is solely carried out to facilitate a Nasdaq listing. Until the effectiveness of the Lux Merger, Kalera AS will remain as the listed parent entity for the Kalera group.
In furtherance of the proposed merger between the Kalera group and Agrico, the parties have today filed a registration statement on Form S-4 pertaining to the transaction with the United States Securities and Exchange Commission.
About Kalera
Kalera is a vertical farming company headquartered in Orlando, Florida. Kalera uses technology to ensure that more people around the world have access to the freshest, most nutritious, and cleanest products available. It has spent several years optimizing plant nutrient formulas and developing an advanced automation and data acquisition system with Internet of Things, cloud, big data analytics and artificial intelligence capabilities. Kalera currently operates farms in the US (in Orlando, Florida; Atlanta, Georgia; Houston, Texas and Denver, Colorado), as well as in Kuwait. Additional farms are under development. More information is available at www.kalera.com.
Eric Birge
ir@kalera.com
313-309-9500
This press release does not constitute an offer to sell or the solicitation of an offer to buy any security and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offering, solicitation or sale would be unlawful.
Important Information and Where to Find It
This press release is being made in respect of the proposed business combination transaction involving Agrico and Kalera. Before making any voting or investment decision, investors and security holders of Agrico and Kalera are urged to carefully read the entire registration statement and joint proxy statement/prospectus and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov.
Participants in the Solicitation
Agrico, Kalera and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders, in favor of the approval of the business combination. Information regarding Agrico’s and Kalera’s directors and executive officers and other persons who may be deemed participants in the solicitation may be obtained by reading the registration statement and the joint proxy statement/prospectus and other relevant documents filed with the SEC when they become available. Free copies of these documents may be obtained as described above.